Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

IAMGOLD Corporation (the “Company”)
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario  M5H 2Y4

Item 2.	Date of Material Change

September 21, 2012.

Item 3.	News Release

A press release with respect to the material change referred to in this report was issued by the Company on September 24, 2012 through the services of Canadian Newswire and filed on the System for Electronic Analysis and Retrieval (SEDAR) and the Electronic Data, Gathering, Analysis and Retrieval System (EDGAR).  A copy of the news release is attached as Schedule “A”.

Item 4.	Summary of Material Changes

On September 21, 2012, the Company completed its private offering of US$650,000,000 aggregate principal amount of 6.75% Senior Notes (the “notes”) due 2020.  The notes are governed by an indenture dated September 21, 2012 (the “Indenture”) among the Company, the Guarantors, and Citibank, N.A., as U.S. trustee, and Citi Trust Company Canada, as Canadian trustee.  The notes are fully and unconditionally guaranteed by certain of the Company’s existing restricted subsidiaries that are guarantors of indebtedness under the Company’s senior credit facility and by certain of the Company’s future restricted subsidiaries. The notes are subordinate in right of payment to the Company’s Designated Senior Debt (as defined in the Indenture).  The notes are not secured and are not convertible into equity of the Company.

Item 5.	Full Description of Material Change

On September 14, 2012, the Company announced that it had priced its private offering of US$650,000,000 aggregate principal amount of 6.75% Senior Notes due 2020. The notes are fully and unconditionally guaranteed by certain of the Company’s existing restricted subsidiaries that are guarantors of indebtedness under the Company’s senior credit facility and by certain of the Company’s future restricted subsidiaries (the “Guarantors”). The notes are not secured, and rank equally in right of payment with all of the Company’s existing and future senior indebtedness (other than Designated Senior Debt), are subordinate in right of payment to the Company’s Designated Senior Debt and are senior in right of payment to the Company’s future subordinated indebtedness, and are not convertible into equity of the Company. The Company intends to use the net proceeds from the offering of the notes of approximately US$638.0 million, together with cash on hand, general corporate purposes, including to fund capital expenditures and exploration.

Under the Indenture, the Company may redeem some or all of the notes at any time on or after October 1, 2016, October 1, 2017 and October 1, 2018, at redemption prices equal to 103.375%, 101.688% and 100%, respectively, of the principal amount of the notes, plus, in each case, accrued and unpaid interest. Prior to October 1, 2016, the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest. The Company may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of certain equity offerings completed on or before October 1, 2015 at a price equal to 106.750% of the principal amount of the notes, plus accrued and unpaid interest. The Indenture contains customary affirmative and negative covenants  that, among other things, limit the Company's ability to make investments; incur additional indebtedness or issue preferred stock; create liens; sell assets; enter into agreements that restrict dividends or other payments by restricted subsidiaries; consolidate, merge, or transfer all or substantially all of the assets of the Company; engage in transactions with the Company’s affiliates; pay dividends or make other distributions on capital stock or prepay subordinated indebtedness; and create unrestricted subsidiaries..  The Company may redeem the notes if, as a result of changes in applicable law, it is required to pay additional amounts related to tax-withholdings, at a price equal to 100% of the notes plus accrued and unpaid interest.  The Company must offer to purchase the notes if it experiences specific kinds of changes of control or sells assets under certain circumstances.    For full details of the terms of the notes, reference should be made to the Indenture which is filed on www.sedar.com and www.sec.gov/edgar.shtml.

The offering of the notes was made only to qualified institutional buyers in accordance with Rule 144A under the United Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.  The notes are not registered under the Securities Act or the securities laws of any other jurisdiction.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Timothy Bradburn, Associate General Counsel & Corporate Secretary
Phone: 416-360-4710

Item 9.	Date of Report

DATED at Toronto, Ontario this 26th day of September, 2012.

IAMGOLD CORPORATION

Per:	“Timothy Bradburn”
Name:	Timothy Bradburn
Title:	Associate General Counsel &
Corporate Secretary

SCHEDULE “A”

TSX: IMG    NYSE: IAG

NEWS RELEASE

IAMGOLD COMPLETES US$650 MILLION SENIOR NOTES OFFERING

Toronto, Ontario, September 24, 2012 - IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced that it has completed its offering of US$650 million aggregate principal amount of 6.75% senior unsecured notes due 2020 (the “Notes”). IAMGOLD intends to use the net proceeds of the Notes for general corporate purposes, including the funding of capital expenditures and exploration.

The Notes have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state and may not be offered or sold absent registration under the Securities Act or an applicable exemption from the registration requirements thereof.  The Notes have been offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The Notes have been offered and sold in Canada on a private placement basis pursuant to certain exemptions from applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements, including the completion and timing of this offering and the intended use of proceeds from this offering. They are forward-looking because they are statements about the future that are based on what the Company knows and expects today. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “outlook”, “guidance”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, including, but not limited to, the need to negotiate and execute a purchase agreement and related documents, need for continued cooperation of the initial purchasers, need to successfully market the offering,  risks discussed in the risk factors section in IAMGOLD’s latest annual information form. Accordingly, readers should not place undue reliance on forward-looking statements. IAMGOLD disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.